                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                 AMENDMENT NO. 4

                            EMERGE INTERACTIVE, INC.
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                                (Name of Issuer)

                     CLASS A COMMON STOCK, $0.008 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29088W 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 STEVEN J. FEDER
                     SENIOR VICE PRESIDENT & GENERAL COUNSEL
                           SAFEGUARD SCIENTIFICS, INC.
                       435 DEVON PARK DRIVE, BUILDING 800
                                 WAYNE, PA 19087
                                 (610) 293-0600
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 MARCH 28, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No. 29088W 10 3                                      Page 2 of 7

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
       SAFEGUARD SCIENTIFICS, INC.                   23-1609753
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
                N/A
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                PENNSYLVANIA

--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
                                       -0-
                          ------------------------------------------------------
        NUMBER OF         8     SHARED VOTING POWER
         SHARES                  7,524,577 SHARES OF CLASS A COMMON STOCK
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          9     SOLE DISPOSITIVE POWER
     EACH REPORTING                     -0-
       PERSON WITH        ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                 7,524,577 SHARES OF CLASS A COMMON STOCK
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,524,577 SHARES OF CLASS A COMMON STOCK

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                           [X]*
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 14.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
                 CO

--------------------------------------------------------------------------------

      * Excludes an aggregate of 3,801 shares of common stock held by certain executive officers and directors of the Reporting Persons. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP No. 29088W 10 3                                      Page 3 of 7

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
       SAFEGUARD DELAWARE, INC.                      52-2081181
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
                N/A
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE

--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
                                       -0-
                          ------------------------------------------------------
        NUMBER OF         8     SHARED VOTING POWER
         SHARES                  3,370,656 SHARES OF CLASS A COMMON STOCK
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          9     SOLE DISPOSITIVE POWER
     EACH REPORTING                     -0-
       PERSON WITH        ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                 3,370,656 SHARES OF CLASS A COMMON STOCK
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,370,656 SHARES OF CLASS A COMMON STOCK

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                           [X]*
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 6.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
                 CO

--------------------------------------------------------------------------------

      * Excludes an aggregate of 3,801 shares of common stock held by certain executive officers and directors of the Reporting Persons. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP No. 29088W 10 3                                      Page 4 of 7

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
       SAFEGUARD SCIENTIFICS (DELAWARE), INC.        51-0291171
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
                N/A
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE

--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
                                       -0-
                          ------------------------------------------------------
        NUMBER OF         8     SHARED VOTING POWER
         SHARES                  4,153,921 SHARES OF CLASS A COMMON STOCK
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          9     SOLE DISPOSITIVE POWER
     EACH REPORTING                     -0-
       PERSON WITH        ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                 4,153,921 SHARES OF CLASS A COMMON STOCK
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,153,921 SHARES OF CLASS A COMMON STOCK

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                           [X]*
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 8.3%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
                 CO

--------------------------------------------------------------------------------

      * Excludes an aggregate of 3,801 shares of common stock held by certain executive officers and directors of the Reporting Persons. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP No. 29088W 10 3                                      Page 5 of 7

      This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D, as amended, previously filed by the Reporting Persons relating to the Class A Common Stock, $0.008 par value per share, of eMerge Interactive, Inc., a Delaware corporation (the "Company"), as described in the following items:

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is amended to include the following:

      Safeguard Delaware, Inc. ("SDI"), Safeguard Scientifics (Delaware), Inc. ("SSDI") and the Company are parties to a Registration Rights Agreement dated as of July 17, 1997, that entitles SDI and SSDI, under certain circumstances, to require the Company to register for resale certain shares of the Company's Class A Common Stock held by each of SDI and SSDI. SDI and SSDI recently exercised their registration rights under that agreement, and the Company included in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on March 28, 2005 (the "Registration Statement"), an aggregate of 5,276,836 shares of Class A Common Stock, of which 1,122,915 shares are owned by SDI and 4,153,921 shares are owned by SSDI (the "Shares"). The inclusion of the Shares in the Registration Statement will facilitate a potential disposition of the Shares by SDI and SSDI.

      Except as set forth in this item, the Reporting Persons have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      The disclosure previously contained in Item 5 is amended and restated in its entirely as follows:

      The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares of Class A Common Stock beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name.

      No Reporting Person or director or executive officer of a Reporting Person has consummated any transaction in the Company's shares during the past 60 days.

                                                    Beneficial Ownership
                                         Number of                      Percentage
                                          Shares              of Total Shares Outstanding (1)
Safeguard Scientifics, Inc.               7,524,577  (2)                  14.9%
Safeguard Delaware, Inc.                  3,370,656  (2)(3)                6.7%
Safeguard Scientifics (Delaware), Inc.    4,153,921  (3)                   8.3%


(1) Calculations based upon 50,337,581 shares of Company Class A Common Stock outstanding on March 22, 2005, as reported in the Company's Registration Statement.

(2) Represents the 4,153,921 shares of Class A Common Stock beneficially owned by SSDI and the 3,370,656 shares of Class A Common Stock beneficially owned by SDI. Safeguard Scientifics, Inc. ("Safeguard") and each of SDI and SSDI have reported that Safeguard together with each of SDI and SSDI, respectively, have both shared voting and dispositive power with respect to the shares beneficially owned by each of SDI and SSDI, respectively, because Safeguard is the sole stockholder of each of SDI and SSDI. Excludes an aggregate of 3,801 shares of Class A Common Stock held by certain executive

CUSIP No. 29088W 10 3                                      Page 6 of 7


officers and directors of the Reporting Persons. The Reporting Persons disclaim beneficial ownership of such shares.

(3) SDI and SSDI are wholly owned subsidiaries of Safeguard.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is amended to include the following:

      99.1. Joint Filing Agreement dated March 31, 2005, by and among Safeguard Scientifics, Inc., Safeguard Delaware, Inc. and Safeguard Scientifics (Delaware), Inc.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 31, 2005                   Safeguard Scientifics, Inc.


                                        By:      STEVEN J. FEDER
                                             ----------------------------
                                                 Steven J. Feder
                                                 Senior Vice President and
                                                 General Counsel

Date:  March 31, 2005                   Safeguard Delaware, Inc.

                                        By:      STEVEN J. FEDER
                                             ----------------------------
                                                 Steven J. Feder
                                                 Vice President

Date:  March 31, 2005                   Safeguard Scientifics (Delaware), Inc.

                                        By:      STEVEN J. FEDER
                                             ----------------------------
                                                 Steven J. Feder
                                                 Vice President